UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October 2010

Commission File Number: 001-33857

VANCEINFO TECHNOLOGIES INC.
3/F, Building 8, Zhongguancun Software Park
Haidian District, Beijing 100193
People’s Republic of China
+86 (10) 8282-5266
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-     N/A

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCEINFO TECHNOLOGIES INC.
By:	/s/ Sidney Xuande Huang
	Name:	Sidney Xuande Huang
	Title:	Chief Financial Officer

Date: October 13, 2010

EXHIBIT INDEX

Page

Exhibit 99.1 — Notice of Annual General Meeting	4
Exhibit 99.2 — Form of Proxy for Annual General Meeting	6
Exhibit 99.3 — Voting Card for American Depositary Shares	9

Exhibit 99.1
VANCEINFO TECHNOLOGIES INC.
(Incorporated in the Cayman Islands with limited liability)
(New York Stock Exchange Ticker: VIT)
NOTICE OF ANNUAL GENERAL MEETING
To be held on November 11, 2010
NOTICE IS HEREBY GIVEN that an annual general meeting of VanceInfo Technologies Inc. (the “Company”) will be held at 3/F, Building 8, Zhongguancun Software Park, Haidian, Beijing, P.R. China on Thursday, November 11, 2010 at 1:30 PM (Beijing time, or 0:30 AM EST), for the purposes of considering and, if thought fit, passing the following resolutions as ordinary resolutions:
ORDINARY RESOLUTIONS
1. Re-election of Mr. Daniel Mingdong Wu as a Class C director of the Company;
2. Re-election of Mr. Samuelson S.M. Young as a Class C director of the Company;
3. Ratification of the appointment of the Independent Auditor Deloitte Touche Tohmatsu CPA Ltd. for the fiscal year 2009 at a fee agreed by the directors;
4. Appointment of the Independent Auditor Deloitte Touche Tohmatsu CPA Ltd. for the fiscal year 2010 at a fee agreed by the directors;
5. Ratification of inclusion of financial statements of fiscal year 2009 in the Company’s 2009 annual report; and
6. Authorization of the directors to take any and every action that might be necessary to effect the foregoing resolutions 1 to 5 as such director, in his or her absolute discretion, thinks fit.
The Board of Directors of the Company has fixed the close of business on October 4, 2010 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the annual general meeting or any adjournment or postponement thereof.
Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof. Holders of ADSs who wish to exercise their voting rights for the underlying shares must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program.

Please note that copies of the annual reports of the Company are available for shareholders. If you would like to obtain a copy, you can (1) send your request for a physical copy by email to ir@vanceinfo.com; (2) notify the Company of your e-mail address by sending your request to ir@vanceinfo.com and a soft copy will be sent to your e-mail address provided; and (3) view the annual report at the Company’s website at http://ir.vanceinfo.com/phoenix.zhtml?c=217590&p=irol-reportsAnnual.
By Order of the Board of Directors of VanceInfo Technologies Inc.
/s/ Chris Shuning Chen
Chris Shuning Chen
Chairman
Beijing, PRC
October 1, 2010

Executive Office:	Registered Office:
3/F, Building 8, Zhongguancun Software Park	Codan Trust Company (Cayman) Limited
Haidian District	Cricket Square, Hutchins Drive
Beijing 100193,	P.O. Box 2681, George Town, Grand Cayman,
People’s Republic of China	KY1-1111, Cayman Islands

Exhibit 99.2
VANCEINFO TECHNOLOGIES INC.
(Incorporated in the Cayman Islands with limited liability)
(New York Stock Exchange Ticker: VIT)
FORM OF PROXY FOR ANNUAL GENERAL MEETING (OR ANY ADJOURNMENT THEREOF) TO BE HELD ON NOVEMBER 11, 2010 AND AT 3/F, BUILDING 8, ZHONGGUANCUN SOFTWARE PARK, HAIDIAN, BEIJING, P.R. CHINA
Introduction
This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of VanceInfo Technologies Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.001 per share (the “Ordinary Shares”), to be exercised at the Annual General Meeting of the Company (the “Annual Meeting”) to be held at 3/F, Building 8, Zhongguancun Software Park, Haidian, Beijing, P.R. China on November 11, 2010 at 1:30 PM (Beijing time, or 0:30 AM EST), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Annual General Meeting.
Only the holders of record of the Ordinary Shares at the close of business on October 4, 2010 (the “Record Date”) are entitled to notice of and to vote at the Annual General Meeting. Each Ordinary Share shall be entitled to one vote on all matters.
The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Annual General Meeting as indicated or, if no instruction is given, FOR the Ordinary Resolutions set forth in this Form of Proxy. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation or (ii) by voting in person at the Annual General Meeting.
To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s Investor Relations Department at 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China as soon as possible and in any event no later than 1:30 PM on November 9, 2010 (Beijing time, or 0:30 AM EST) failing which the proxy will not be valid.

VANCEINFO TECHNOLOGIES INC.
(Incorporated in the Cayman Islands with limited liability)
(New York Stock Exchange Ticker: VIT)
FORM OF PROXY FOR ANNUAL GENERAL MEETING (OR ANY ADJOURNMENT THEREOF) TO BE HELD ON NOVEMBER 11, 2010 AND AT 3/F, BUILDING 8, ZHONGGUANCUN SOFTWARE PARK, HAIDIAN, BEIJING, P.R. CHINA
I/We, _______________________________ of ________________________________________________________, being the registered holder of ___________________ ordinary shares (Note 1) , par value US$0.001 per share, of VanceInfo Technologies Inc. (the “Company”) hereby appoint the Chairman of the Annual General Meeting (Note 2) or _____ of _______________________ as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held on November 11, 2010 at 1:30 PM (Beijing time, or 0:30 AM EST), and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, or on any other matter which may be considered at the annual general meeting (or any adjournment thereof) as my/our proxy thinks fit.

	RESOLUTION	FOR(Note 3)	AGAINST(Note 3)
1.	Resolution No. 1 as set out in the Notice of Annual General Meeting.
2.	Resolution No. 2 as set out in the Notice of Annual General Meeting.
3.	Resolution No. 3 as set out in the Notice of Annual General Meeting.
4.	Resolution No. 4 as set out in the Notice of Annual General Meeting.
5.	Resolution No. 5 as set out in the Notice of Annual General Meeting.
6.	Resolution No. 6 as set out in the Notice of Annual General Meeting.

Dated ___________________, 2010	Signature(s) (Note 4) ___________________
Notes:
1.
Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2.
If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3.
IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion.

4.
This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

5.
This form of proxy must be returned to the Company’s Investor Relations Department at 3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100193, People’s Republic of China so as to be received prior to 1:30 PM (Beijing time, or 0:30 AM EST) on November 9, 2010 failing which the proxy will not be valid.

Exhibit 99.3
VANCEINFO TECHNOLOGIES INC.
TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”)
REPRESENTING ORDINARY SHARES OF
VANCEINFO TECHNOLOGIES
Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.
FOLD AND DETACH HERE

	FOR	AGAINST		FOR	AGAINST

Resolution 1	☐	☐	Resolution 4	☐	☐

Resolution 2	☐	☐	Resolution 5	☐	☐

Resolution 3	☐	☐	Resolution 6	☐	☐

Address Change ☐ Mark box, sign and indicate changes/comments below:	Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.	☐

Sign Below Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

VANCEINFO TECHNOLOGIES INC.
AGENDA
1.	Re-election of Mr. Daniel Mingdong Wu as a Class C director of the Company

2.	Re-election of Mr. Samuelson S.M. Young as a Class C director of the Company

3.	Ratification of the appointment of the Independent Auditor Deloitte Touche Tohmatsu CPA Ltd. for the fiscal year 2009 at a fee agreed by the directors

4.	Appointment of the Independent Auditor Deloitte Touche Tohmatsu CPA Ltd. for the fiscal year 2010 at a fee agreed by the directors

5.	Ratification of inclusion of financial statements of fiscal year 2009 in the Company’s 2009 annual report

6.	Authorization of the directors to take any and every action that might be necessary to effect the foregoing resolutions 1 to 5 as such director, in his or her absolute discretion, thinks fit

VanceInfo Technologies Inc. JPMorgan Chase Bank, N.A., Depositary P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Annual General Meeting (the “Meeting”) of VanceInfo Technologies Inc. (the “Company”) will be held at 3/F, Building 8, Zhongguancun Software Park, Haidian, Beijing, P.R. China on Thursday, November 11, 2010 at 1:30 p.m. (Beijing time), for purposes set forth on this card.
If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Shares (“ADSs”) FOR or AGAINST the Resolutions, or any of them, to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote FOR or AGAINST the Resolutions, or any of them, as the case may be. This Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., November 8, 2010. Only the registered holders of record at the close of business on October 4, 2010 will be entitled to execute the attached Voting Instruction Card.
The signatory, a registered holder of ADSs representing Ordinary Shares of the Company hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADSs registered in the name of the signatory on the books of the Depositary as of the close of business October 4, 2010, at the Meeting to be held in China on Thursday, November 11, 2010 or at any adjournment thereof.
These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying Ordinary Shares represented by your ADSs will be voted by the person designated by the Company in his or her discretion.
NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card must be received by the Depositary before 12:00 p.m., November 8, 2010.
For more information regarding the Meeting, including the AGM Notice, please visit the Company’s website at
http://ir.vanceinfo.com/phoenix.zhtml?c=217590&p=irol-agm
JPMorgan Chase Bank, N.A., Depositary
PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
Please see reverse side for Voting Instructions.